UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Central Federal Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

15346Q103

(CUSIP Number)

Reid S. Buerger, 7111 Valley Green Road, Fort Washington, PA 19034, 877-836-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q103

1	Name of Reporting Persons Uni Capital LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 81,957 (See Item 5)

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 81,957 (See Item 5)

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,957 (See Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.52%

14	Type of Reporting Person (See Instructions) PN

*              The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

CUSIP No. 15346Q103

1	Name of Reporting Persons Uni Capital GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 81,957 (See Item 5)

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 81,957 (See Item 5)

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,957 (See Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.52%

14	Type of Reporting Person (See Instructions) OO

*              The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

CUSIP No. 15346Q103

1	Name of Reporting Person Reid S. Buerger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 81,957 (See Item 5)

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 81,957 (See Item 5)

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,957 (See Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.52%

14	Type of Reporting Person (See Instructions) IN

*              The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to Central Federal Corporation, a corporation duly organized under the laws of the state of Delaware (the “Company”), is being filed on behalf of the undersigned to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission on August 22, 2008, as amended by Amendment No. 1 on or about March 25, 2010 (the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of the Company.  Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

The purpose of this Amendment No. 2 is to update the amount of Common Stock beneficially owned by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

(a)  As of December 20, 2012, the Reporting Persons directly or indirectly beneficially owned an aggregate of 81,957 shares of Common Stock, representing 0.52% of the outstanding shares of Common Stock.

As to each separate Reporting Person:

•                  Uni Capital owns 409,784 shares of Common Stock directly.

•                  GP is the general partner of Uni Capital and Mr. Buerger is the sole Board member of GP, and they therefore may be deemed to have beneficial ownership of the shares owned directly by Uni Capital.

The percentages of Common Stock owned for the Reporting Persons, as reported above, are based on an aggregate of 15,824,710 shares of Common Stock outstanding as of October 31, 2012, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2012.

(b)  The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c)  Not applicable.

(d)  Not applicable.

(e)  The Reporting Persons ceased to be the direct or indirect beneficial owners of more than 5% of the outstanding shares of Common Stock on May 4, 2012.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

UNI CAPITAL LP

By:	/s/ Reid S. Buerger
Name:	Uni Capital GP LLC
Title:	General Partner

By:	/s/ Reid S. Buerger
Name:	Reid S. Buerger
Title:	Sole Member

UNI CAPITAL GP LLP

By:	/s/ Reid S. Buerger
Name:	Reid S. Buerger
Title:	Sole Member

By:	/s/ Reid S. Buerger
Name:	Reid S. Buerger